SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 10)*


                            DIAMOND SHAMROCK, INC.
                               (Name of Issuer)



                         Common Stock, $.01 par value
                        (Title of Class of Securities)



                                  252747 10 0
                                (CUSIP Number)


     Check the following box if a fee is being paid with this statement. ____ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  252747 10 0

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos.
     of Above Persons

     Diamond Shamrock, Inc. Employee Stock Ownership Plan I

                               and
     Diamond Shamrock, Inc. Employee Stock Ownership Plan II

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)        (b)  x


3)   SEC Use Only


4)   Citizenship or Place of Organization          Texas


Number of Shares   (5) Sole Voting Power           -0- shares
                   ------------------------------------------
Beneficially Owned (6) Shared Voting Power         -0- shares
                   ------------------------------------------
by Each Reporting  (7) Sole Dispositive Power      -0- shares
                   ------------------------------------------
 Person  With      (8) Shared Dispositive Power    -0- shares


9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,616,183 shares


10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares


11)  Percent of Class Represented by Amount in Row 9      12.5%


12)  Type of Reporting Person (See Instructions)          EP


CUSIP No.  252747 10 0

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos.
     of Above Persons

     Diamond Shamrock, Inc. Employee Stock Ownership Plan I


2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)       (b)  x


3)   SEC Use Only


4)   Citizenship or Place of Organization          Texas


Number of Shares   (5) Sole Voting Power           -0- shares
                   ------------------------------------------
Beneficially Owned (6) Shared Voting Power         -0- shares
                   ------------------------------------------
by Each Reporting  (7) Sole Dispositive Power      -0- shares
                   ------------------------------------------
 Person  With      (8) Shared Dispositive Power    -0- shares


9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,182,046 shares


10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares


11)  Percent of Class Represented by Amount in Row 9     7.6%


12)  Type of Reporting Person (See Instructions)         EP


CUSIP No.  252747 10 0

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos.
     of Above Persons

     Diamond Shamrock, Inc. Employee Stock Ownership Plan II


2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)         (b)   x


3)   SEC Use Only


4)   Citizenship or Place of Organization          Texas


Number of Shares   (5) Sole Voting Power           -0- shares
                   ------------------------------------------
Beneficially Owned (6) Shared Voting Power         -0- shares
                   ------------------------------------------
by Each Reporting  (7) Sole Dispositive Power      -0- shares
                   ------------------------------------------
 Person  With      (8) Shared Dispositive Power    -0- shares


9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,434,137 shares


10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares


11)  Percent of Class Represented by Amount in Row 9      5.0%


12)  Type of Reporting Person (See Instructions)          EP


Item 1(a)      Name of Issuer:

               Diamond Shamrock, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               9830 Colonnade Boulevard,
               San Antonio, Texas  78230

Item 2(a)      Name of Person Filing:

               See Item 1 of the attached cover pages

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               9830 Colonnade Boulevard,
               San Antonio, Texas  78230

Item 2(c)      Citizenship:

               Texas

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e)      CUSIP Number:

               252747 10 0

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (f) [x] Employee Benefit Plan, Pension Fund
                   which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

Item 4         Ownership.

               (a)  Amount Beneficially Owned:
                    See Item 9 of the attached cover pages

               (b)  Percent of class:
                    See Item 11 of the attached cover pages

               (c)  Number of shares as to which such person has:
                    See items 5 through 8 of the attached cover pages

               Pursuant to Section 16.02(b)(1) of the Diamond Shamrock, Inc. Employee Stock Ownership Plan I (the "ESOP I") and of the Diamond Shamrock, Inc. Employee Stock Ownership Plan II (the "ESOP II"), each participant in the ESOP I and ESOP II is entitled to instruct Society National Bank (the "Trustee") in the manner of voting the number of shares of Common Stock of the Company which have been allocated to the participant's account in each plan. As of December 31, 1994, 1,642,646 shares of Common Stock of the Company have been so allocated in ESOP I and 304,268 in ESOP II. Pursuant to Section 16.02(b)(2) of each plan, each participant is entitled to instruct the Trustee with respect to the voting of a portion of the shares of Common Stock in each plan that are not allocated to the account of any participant and the shares of Common Stock that are allocated but for which no instructions were timely received by the Trustee. The number of such shares in each plan to which the participant's voting directions shall apply shall be based on the ratio of the number of votes attributable to the shares of Common Stock allocated to the participant's account to the total number of votes attributable to the shares of Common Stock allocated to the accounts of all participants who furnish voting directions.

               Pursuant to Section 16.03 of each plan, if any offer (including without limitation a tender or exchange offer within the meaning of the Securities Exchange Act of 1934) for shares of Common Stock is received by the Trustee, each participant in each plan may direct the Trustee to tender or not tender the shares of Common Stock allocated to such participant's accounts under the plans. In addition each participant may direct the Trustee to tender or not tender a portion of the shares of Common Stock not allocated to the account of any participant. The number of such shares in each plan to which the participant's instructions regarding an offer shall apply shall be based on the ratio of the number of shares allocated to the participant's account to the total number of shares allocated to the accounts of all participants.

               Under limited circumstances such as a diversification election by an eligible participant or upon a distribution, if so elected, a participant may give instructions regarding his account in the ESOP I or the ESOP II which may result in the transfer of certain shares by the Trustee.


Item 5         Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person.

               Participants in the ESOP I and ESOP II have the right, pursuant to the terms of each plan, upon the distribution of a participant's accounts, to elect that distribution be made in the form of cash. Pursuant to such election, a participant is entitled to receive the proceeds from the sale of shares of Common Stock in such participant's accounts.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable

Item 8         Identification and Classification of Members of the
               Group.

               Not applicable

Item 9         Notice of Dissolution of Group.

               Not applicable

Item 10        Certification.

               Not applicable.

     The filing of this statement shall not be construed as an admission that the Diamond Shamrock, Inc. Employee Stock Ownership Plan I or the Diamond Shamrock, Inc. Employee Stock Ownership Plan II is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

          Signatures.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1995

                              DIAMOND SHAMROCK, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN I



                              By:  /s/ Timothy J. Fretthold
                                   Timothy J. Fretthold,
                                   Member of Employee
                                   Benefits Committee



                              DIAMOND SHAMROCK, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN II


                              By:  /s/ Timothy J. Fretthold
                                   Timothy J. Fretthold,
                                   Member of Employee
                                   Benefits Committee